50

05038175

SECU[illegible] ION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35572

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Winton Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8044 Montgomery Road, Suite 555
(No. and Street)

Cincinnati (City) | Ohio (State) | 45236 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald J. Feldmann | 513-985-3200 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Flynn & Company PSC, Inc.
(Name – *if individual, state last, first, middle name*)

7800 E. Kemper Road, Cincinnati, Ohio 45249
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
MAR [illegible] 2005
WASH., D.C.
179

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PROCESSED
MAR 29 2005
THOMSON FINANCIAL

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald J. Feldmann, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Winton Associates, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President/CEO

Title

NOTARIAL SEAL STATE OF OHIO

DAVID ALLEN GROSHOFF
Attorney at Law
Notary Public, State of Ohio
My Commission Has No Expiration
Section 147.03 R.C.

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Winton Associates, Inc.

SEC File Number 8-35572

Financial Statements and Supplemental Schedules
for the Year Ended December 31, 2004 and
Independent Auditors' Report
and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

FLYNN & COMPANY PSC, INC.
Certified Public Accountants

FLYNN & COMPANY PSC, INC.

Certified Public Accountants and Management Consultants

Independent Auditors' Report

To the Board of Directors
Winton Associates, Inc.

We have audited the following financial statements of Winton Associates, Inc. (the "Company") for the year ended December 31, 2004 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Winton Associates, Inc. at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of Winton Associates, Inc. at December 31, 2004 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

7800 E. Kemper Road • Cincinnati, Ohio 45249 • Phone: 513•530•9200
FAX: 513•530•0555 • website: flynncocpa.com

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Flynn & Company PSC, Inc.

February 24, 2005

WINTON ASSOCIATES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2004

ASSETS

Current Assets	
Cash and cash equivalents	$ 400,060
Accounts receivable	248,569
TOTAL ASSETS	$ 648,629

LIABILITIES AND SHAREHOLDER'S EQUITY

Current Liabilities	
Accounts payable	$ 126,277
Shareholder's Equity	
Common stock, no par value; 500 shares authorized, 300 shares issued and outstanding, at stated value of $5 per share	1,500
Additional paid-in capital	23,500
Retained earnings	497,352
Total Shareholder's Equity	522,352
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 648,629

The accompanying footnotes are an integral part of these statements.

WINTON ASSOCIATES, INC.
STATEMENT OF INCOME
Year ended December 31, 2004

Revenues	
Investment banking fees	$ 279,745
Interest income and other	2,354
Total revenues	282,099
Expenses	
Direct costs related to investment banking revenue	124,778
Publications and subscriptions	2,890
Dealer and intangible expense	3,626
Other	4,858
Total expenses	136,152
NET INCOME	$ 145,947

The accompanying footnotes are an integral part of these statements.

WINTON ASSOCIATES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
For the Year ended December 31, 2004

	Common Stock				
	Shares	Stated Value	Additional Paid-In Capital	Retained Earnings	Total Shareholder's Equity
Balance at January 1, 2004	300	$ 1,500	$ 23,500	$ 351,405	$ 376,405
Net income				145,947	145,947
Balance at December 31, 2004	300	$ 1,500	$ 23,500	$ 497,352	$ 522,352

The accompanying footnotes are an integral part of these statements.

WINTON ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2004

Cash Flows from Operating Activities	
Net income	$ 145,947
Adjustment to reconcile net income to net cash provided by operating activities:	
Increase in accounts receivable	(246,021)
Decrease in prepaid expense	680
Increase in accounts payable	121,777
Net cash provided by operating activities and increase in cash and cash equivalents	22,383
Cash and cash equivalents-beginning of year	377,677
Cash and cash equivalents-end of year	$ 400,060

The accompanying footnotes are an integral part of these statements.

1. Organization and Significant Accounting Policies

Winton Associates, Inc. (the "Company") is a broker/dealer registered under the Securities Exchange Act of 1934. The Company is a wholly-owned subsidiary of Pacholder Associates, Inc. ("Pacholder"), an investment adviser registered under the Investment Advisers Act of 1940.

All business of the Company is performed by using employees of Pacholder because the Company does not have employees. The Company is economically dependent upon Pacholder.

Investment banking fees relate primarily to private placement offerings.

Cash Equivalents – For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments, with a maturity of three months or less at date of purchase, to be cash equivalents.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash and temporary cash investments with high credit quality financial institutions. At times such investments may be in excess of Federal insurance limits.

Accounts Receivable – The Company uses the allowance method of accounting for bad debts for financial statement purposes. The Company provides an allowance for doubtful accounts equal to the estimated uncollectible portion. This estimate is based on historical collection experience and review of the current status of trade accounts receivable. Actual results may vary. There was no allowance for bad debts recorded at December 31, 2004.

As of December 31, 2004 the Company's total accounts receivable were due from one company. All amounts outstanding at December 31, 2004 were collected subsequent to year end.

Revenue Recognition – Revenue from investment banking and service contracts is recognized when earned. Administration fees are recognized as service is provided.

Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company had net capital of $272,783, which was $265,365 in excess of its required minimum net capital of $8,419. The Company's ratio of aggregate indebtedness to net capital was .46 to 1.

3. Income Taxes

Pacholder and the Company are S Corporations under the provisions of the Internal Revenue Code. As an S Corporation, the Company's shareholder, rather than the Company, is responsible for the payment of Federal income taxes. It is the Company's intention to pay sufficient distributions to its shareholder to provide for the income taxes by the due dates of the respective shareholder's income tax returns.

4. Subsequent Events

On February 23, 2005 the Company made a distribution of $500,000 to Pacholder.

As of February 24, 2005 Pacholder had an agreement in principal under which it Pacholder will sell its ownership shares to the Company's Senior Vice President. Upon finalization of this transaction, the Company will no longer be a wholly-owned subsidiary of Pacholder.

WINTON ASSOCIATES, INC.
COMPUTATION OF NET CAPITAL FOR BROKERS
AND DEALERS PURSUANT TO RULE 15c3-1
UNDER THE SECURITIES EXCHANGE ACT OF 1934
December 31, 2004

	Unaudited Amounts Per December 31 FOCUS Report
Net Capital:	
Shareholder's equity	$ 522,352
Nonallowable assets	(248,569)
NET CAPITAL	$ 273,783
MINIMUM CAPITAL REQUIRED TO BE MAINTAINED (Greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 8,419
EXCESS NET CAPITAL	$ 265,364
AGGREGATE INDEBTEDNESS	$ 126,277
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.46 to 1

There are no material reconciling items between the amounts presented above and the amounts as reported in Winton Associates, Inc. unaudited FOCUS Reports as of December 31, 2004. Therefore, no reconciliation of the two computations is deemed necessary.

WINTON ASSOCIATES, INC.
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-3
UNDER THE SECURITES EXCHANGE ACT OF 1934
December 31, 2004

The Company does not hold funds or securities for, or owes money or securities to, customers and does not otherwise carry customer securities accounts. Accordingly, the Company is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii).

FLYNN & COMPANY PSC., INC.

Certified Public Accountants and Management Consultants

February 24, 2005

To the Board of Directors
Winton Associates, Inc.

In planning and performing our audit of the financial statements of Winton Associates, Inc. (the "Company"), a wholly-owned subsidiary of Pacholder Associates, Inc., for the year ended December 31, 2004 (on which we issued our report dated February 24, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether these practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United State of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projection of any evaluation of the internal control or of such practices and

7800 E. Kemper Road • Cincinnati, Ohio 45249 • Phone: 513•530•9200
FAX: 513•530•0555 • website: flynncocpa.com

procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Flynn & Company PSC, Inc.